UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7 - Final Amendment)*

GENESIS HEALTHCARE, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

37185X 106
(CUSIP Number)

Steven Fishman
c/o ZAC Management Group, LLC
1617 JFK Boulevard, Suite 545
Philadelphia, PA 19103
(267) 763-5000

Copy to:

Michael Sherman
Genesis Healthcare, Inc.
101 East State Street
Kennett Square, PA 19348
(610) 444-6350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS HCCF Management Group, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,293,272(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,293,272(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,293,272(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.01%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Represents 1,003,512 shares of the Issuer’s Class A Common Stock, 2,289,361 shares of the Issuer’s Class C Common Stock and 2,289,361 OP Units, on an as-converted, as-exchanged basis, held by HCCF Management Group, Inc. on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 163,892,291 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by HCCF Management Group, Inc. and exchange of all OP Units held by HCCF Management Group, Inc.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS HCCF Management Group XI, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
18,669,374(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
18,669,374(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,669,374(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.53%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 2,937,750 shares of the Issuer’s Class A Common Stock, 15,728,885 shares of the Issuer’s Class C Common Stock and 15,728,885 OP Units, on an as-converted, as-exchanged basis, held by HCCF Management Group XI, LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 177,334,155 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by HCCF Management Group XI, LLC and exchange of all OP Units held by HCCF Management Group XI, LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS FC Profit Sharing, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,646,829(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,646,829(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,646,829(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.01%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 501,815 shares of the Issuer’s Class A Common Stock, 1,144,815 shares of the Issuer’s Class C Common Stock and 1,144,815 OP Units, on an as-converted, as-exchanged basis, held by FC Profit Sharing, LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 162,747,545 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by FC Profit Sharing, LLC and exchange of all OP Units held FC Profit Sharing, LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Arnold Whitman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,302(1)

	8	SHARED VOTING POWER
27,609,475(2)

	9	SOLE DISPOSITIVE POWER
31,302(1)

	10	SHARED DISPOSITIVE POWER
27,609,475(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,640,777(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.05%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 31,302 shares of the Issuer’s Class A Common Stock held by Mr. Whitman.

(2) Represents (i) 501,815 shares of the Issuer’s Class A Common Stock, 1,144,815 shares of the Issuer’s Class C Common Stock and 1,144,815 OP Units, on an as-converted, as-exchanged basis, owned by FC Profit Sharing, LLC, (ii) 2,937,750 shares of the Issuer’s Class A Common Stock, 15,728,885 shares of the Issuer’s Class C Common Stock and 15,728,885 OP Units, on an as-converted, as-exchanged basis, owned by HCCF Management Group XI, LLC, (iii) 1,003,512 shares of the Issuer’s Class A Common Stock, 2,289,361 shares of the Issuer’s Class C Common Stock and 2,289,361 OP Units, on an as-converted, as-exchanged basis, owned by HCCF Management Group, Inc., and (iv) 4,000,000 shares of the Issuer’s Class A Common Stock on an as-converted, as-exchanged basis, owned by the Whitman 2018 Grantor Retained Annuity Trust, on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.  FC Profit Sharing, LLC is ultimately controlled by Formation Capital, LLC, of which Mr. Whitman is an executive officer. Mr. Whitman is the managing member of HCCF Management Group XI, LLC and the President of HCCF Management Group, Inc. Mr. Whitman is a trustee of the Whitman 2018 Grantor Retained Annuity Trust.

(3) Represents (i) 31,302 shares of the Issuer’s Class A Common Stock owned by Mr. Whitman, (ii) 501,815 shares of the Issuer’s Class A Common Stock, 1,144,815 shares of the Issuer’s Class C Common Stock and 1,144,815 OP Units, on an as-converted, as-exchanged basis, owned by FC Profit Sharing, LLC, (iii) 2,937,750 shares of the Issuer’s Class A Common Stock, 15,728,885 shares of the Issuer’s Class C Common Stock and 15,728,885 OP Units, on an as-converted, as-exchanged basis, owned by HCCF Management Group XI, LLC, (iv) 1,003,512 shares of the Issuer’s Class A Common Stock, 2,289,361 shares of the Issuer’s Class C Common Stock and 2,289,361 OP Units, on an as-converted, as-exchanged basis, owned by HCCF Management Group, Inc., and (v) 4,000,000 shares of the Issuer’s Class A Common Stock on an as-converted, as-exchanged basis, owned by the Whitman 2018 Grantor Retained Annuity Trust.  FC Profit Sharing, LLC is ultimately controlled by Formation Capital, LLC, of which Mr. Whitman is an executive officer. Mr. Whitman is the managing member of HCCF Management Group XI, LLC and the President of HCCF Management Group, Inc. Mr. Whitman is a trustee of the Whitman 2018 Grantor Retained Annuity Trust.

(4) Based upon information provided by the Issuer as of October 24, 2018, reflecting 180,768,929 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Mr. Whitman, FC Profit Sharing, LLC, HCCF Management Group XI, LLC, HCCF Management Group, Inc. and the Whitman 2018 Grantor Retained Annuity Trust and exchange of all OP Units held by Mr. Whitman, FC Profit Sharing, LLC, HCCF Management Group XI, LLC, HCCF Management Group, Inc. and the Whitman 2018 Grantor Retained Annuity Trust.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Senior Care Genesis, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,610,619(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,610,619(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,610,619(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.07%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 304,753 shares of the Issuer’s Class A Common Stock, 8,304,420 shares of the Issuer’s Class C Common Stock and 8,304,420 OP Units, on an as-converted, as-exchanged basis, held by Senior Care Genesis, LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 169,908,397 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Senior Care Genesis, LLC and exchange of all OP Units held by Senior Care Genesis, LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS David Reis
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,425,832(1)

	8	SHARED VOTING POWER
8,893,499(2)

	9	SOLE DISPOSITIVE POWER
2,425,832(1)

	10	SHARED DISPOSITIVE POWER
8,893,499(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,319,331(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.74%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 2,425,832 shares of the Issuer’s Class A Common Stock held by Mr. Reis.

(2) Represents (i) 304,753 shares of the Issuer’s Class A Common Stock, 8,304,420 shares of the Issuer’s Class C Common Stock and 8,304,420 OP Units, on an as-converted, as-exchanged basis, held by Senior Care Genesis, LLC, (ii) 193,041 shares of the Issuer’s Class A Common Stock held by The David Reis Sub Chapter S Trust, and (iii) 89,839 shares of the Issuer’s Class A Common Stock held by The David Reis Family Trust No. 4, on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.  Senior Care Genesis, LLC is ultimately controlled by Senior Care Development, LLC, of which Mr. Reis is the managing member. Mr. Reis is a trustee of each of The David Reis Sub Chapter S Trust and The David Reis Family Trust No. 4.

(3) Represents (i) 2,425,832 shares of the Issuer’s Class A Common Stock held by Mr. Reis, (ii) 304,753 of the Issuer’s Class A Common Stock, 8,304,420 shares of the Issuer’s Class C Common Stock and 8,304,420 OP Units, on an as-converted, as-exchanged basis, held by Senior Care Genesis, LLC, (iii) 193,041 shares of the Issuer’s Class A Common Stock held by The David Reis Sub Chapter S Trust, and (iv) 89,839 shares of the Issuer’s Class A Common Stock held by The David Reis Family Trust No. 4, on the assumptiom that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.  Senior Care Genesis, LLC is ultimately controlled by Senior Care Development, LLC, of which Mr. Reis is the managing member.  Mr. Reis is a trustee of each of The David Reis Sub Schpater S Trust and The David Reis Family Trust No. 4.

(4) Based upon information provided by the Issuer as of October 24, 2018, reflecting 169,908,426 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Mr. Reis, Senior Care Genesis, LLC, The David Reis Sub Chapter S Trust and The David Reis Family Trust No. 4 and exchange of all OP Units held by Mr. Reis, Senior Care Genesis, LLC, The David Reis Sub Chapter S Trust and The David Reis Family Trust No. 4.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS ZAC Properties XI, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
13,027,175(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
13,027,175(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,027,175(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.63%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 3,969,584 shares of the Issuer’s Class A Common Stock, 9,056,014 shares of the Issuer’s Class C Common Stock and 9,056,014 OP Units, on an as-converted, as-exchanged basis, held by ZAC Properties, LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 170,660,122 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by ZAC Properties, LLC and exchange of all OP Units held by ZAC Properties, LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Steven Fishman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,344,608(1)

	8	SHARED VOTING POWER
13,027,175(2)

	9	SOLE DISPOSITIVE POWER
3,344,608(1)

	10	SHARED DISPOSITIVE POWER
13,027,175(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,371,782(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.67%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 1,060,734 shares of the Issuer’s Class A Common Stock, 2,283,476 shares of the Issuer’s Class C Common Stock and 2,283,476 OP Units, on an as-converted, as-exchanged basis held by Mr. Fishman on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Units has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Represents 3,969,584 shares of the Issuer’s Class A Common Stock, 9,056,014 shares of the Issuer’s Class C Common Stock and 9,056,014 OP Units owned by ZAC Properties XI, LLC, on an as-converted, as-exchanged basis.  Mr. Fishman is the managing member of ZAC Properties XI, LLC.

(3) Represents (i) 1,060,734 shares of the Issuer’s Class A Common Stock, 2,283,476 shares of the Issuer’s Class C Common Stock and 2,283,476 OP Units, on an as-converted, as-exchanged basis, owned by Mr. Fishman, and (ii) 3,969,584 shares of the Issuer’s Class A Common Stock, 9,056,014 shares of the Issuer’s Class C Common Stock and 9,056,014 OP Units owned by ZAC Properties XI, LLC, on an as-converted, as-exchanged basis.  Mr. Fishman is the managing member of ZAC Properties XI, LLC.

(4) Based upon information provided by the Issuer as of October 24, 2018, reflecting 172,943,995 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Mr. Fishman and ZAC Properties XI, LLC and exchange of all OP Units held by Mr. Fishman and ZAC Properties XI, LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS George V. Hager, Jr.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,239,474(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,239,474(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,239,474(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 1,346,916 shares of the Issuer’s Class A Common Stock, 892,403 shares of the Issuer’s Class C Common Stock and 892,403 OP Units, on an as-converted, as-exchanged basis, held by Mr. Hager on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 162,495,089 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Mr. Hager and exchange of all OP Units held Mr. Hager.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Robert and Debra F. Hartman Family Trust
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
IL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
800,431(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
800,431(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
800,431(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.49%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 243,904 shares of the Issuer’s Class A Common Stock, 556,430 shares of the Issuer’s Class C Common Stock and 556,430 OP Units, on an as-converted, as-exchanged basis, held by the Robert and Debra F. Hartman Family Trust on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 162,159,058 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by the Robert and Debra F. Hartman Family Trust and exchange of all OP Units held by the Robert and Debra F. Hartman Family Trust.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Midway Gen Capital, LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,908,412(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,908,412(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,908,412(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 1,190,955 shares of the Issuer’s Class A Common Stock, 2,716,984 shares of the Issuer’s Class C Common Stock and 2,716,984 OP Units, on an as-converted, as-exchanged basis, held by Midway Gen Capital, LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,602,531 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Midway Gen Capital, LLC and exchange of all OP Units held by Midway Gen Capital, LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Robert Hartman
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
111,802(1)

	8	SHARED VOTING POWER
3,908,412(2)

	9	SOLE DISPOSITIVE POWER
111,802(1)

	10	SHARED DISPOSITIVE POWER
3,908,412(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,020,214(3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.45%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents 111,802 shares of the Issuer’s Class A Common Stock held by Mr. Hartman.

(2) Represents 1,190,955 shares of the Issuer’s Class A Common Stock, 2,716,984 shares of the Issuer’s Class C Common Stock and 2,716,984 OP Units, on an as-converted, as-exchanged basis, owned by Midway Gen Capital, LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.  Mr. Hartman is the manager of Midway Gen Capital, LLC.

(3) Represents (i) 111,802 shares of the Issuer’s Class A Common Stock held by Mr. Hartman, and (ii) 1,190,955 shares of the Issuer’s Class A Common Stock, 2,716,984 shares of the Issuer’s Class C Common Stock and 2,716,984 OP Units, on an as-converted, as-exchanged basis, owned by Midway Gen Capital, LLC, of which Mr. Hartman is the manager.

(4) Based upon information provided by the Issuer as of October 24, 2018, reflecting 164,319,988 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Mr. Hartman and Midway Gen Capital, LLC and exchange of all OP Units held by Mr. Hartman and Midway Gen Capital, LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Biret Operating LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
565,721(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
565,721(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
565,721(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.35%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 172,384 shares of the Issuer’s Class A Common Stock, 393,269 shares of the Issuer’s Class C Common Stock and 393,269 OP Units, on an as-converted, as-exchanged basis, held by Biret Operating LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,995,868 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Biret Operating LLC and exchange of all OP Units held by Biret Operating LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Grandview Investors LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
207,740(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
207,740(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
207,740(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.13%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 63,302 shares of the Issuer’s Class A Common Stock, 144,413 shares of the Issuer’s Class C Common Stock and 144,413 OP Units, on an as-converted, as-exchanged basis, held by Grandview Investors LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,746,969 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Grandview Investors LLC and exchange of all OP Units held by Grandview Investors LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Max Moxi LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
223,083(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
223,083(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
223,083(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.14%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 67,977 shares of the Issuer’s Class A Common Stock, 155,079 shares of the Issuer’s Class C Common Stock and 155,079 OP Units, on an as-converted, as-exchanged basis, held by Max Moxi LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,757,637 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Max Moxi LLC and exchange of all OP Units held by Max Moxi LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS GRFC Gazelle LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
456,877(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
456,877(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
456,877(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.28%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 139,218 shares of the Issuer’s Class A Common Stock, 317,604 shares of the Issuer’s Class C Common Stock and 317,604 OP Units, on an as-converted, as-exchanged basis, held by GRFC Gazelle LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,920,190 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by GRFC Gazelle LLC and exchange of all OP Units held by GRFC Gazelle LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Gazelle Riverside LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,136,024(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,136,024(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,136,024(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			64.
0.70%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 346,164 shares of the Issuer’s Class A Common Stock, 789,722 shares of the Issuer’s Class C Common Stock and 789,722 OP Units, on an as-converted, as-exchanged basis, held by Gazelle Riverside LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 162,392,391 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Gazelle Riverside LLC and exchange of all OP Units held by Gazelle Riverside LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Gazelle Light LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,311,099(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,311,099(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,311,099(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.42%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 704,228 shares of the Issuer’s Class A Common Stock, 1,606,591 shares of the Issuer’s Class C Common Stock and 1,606,591 OP Units, on an as-converted, as-exchanged basis, held by Gazelle Light LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 163,209,402 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Gazelle Light LLC and exchange of all OP Units held by Gazelle Light LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Gazelle Herne Hill LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
446,112(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
446,112(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
446,112(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.28%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 446,112 shares of the Issuer’s Class A Common Stock held by Gazelle Herne Hill LLC.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,602,531 shares of Class A Common Stock outstanding.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS L Gen Associates
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,108,181(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,108,181(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,108,181(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.92%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Represents 3,108,181 shares of the Issuer’s Class A Common Stock held by L Gen Associates.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,602,531 shares of Class A Common Stock outstanding.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Gazelle Sing LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,486,517(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,486,517(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,486,517(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.54%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 2,486,517 shares of the Issuer’s Class A Common Stock held by Gazelle Sing LLC.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,602,531 shares of Class A Common Stock outstanding.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Gazelle Costa Brazil LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
621,664(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
621,664(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
621,664(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.38%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 621,664 shares of the Issuer’s Class A Common Stock held by Gazelle Costa Brazil LLC.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,602,531 shares of Class A Common Stock outstanding.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Dreyk LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,374,991(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,374,991(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,374,991(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.06%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 1,028,413 shares of the Issuer’s Class A Common Stock, 2,346,169 shares of the Issuer’s Class C Common Stock and 2,346,169 OP Units, on an as-converted, as-exchanged basis, held by Dreyk LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 163,949,109 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by Dreyk LLC and exchange of all OP Units held by Dreyk LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS GHC Class B LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,629,533(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,629,533(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,629,533(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.00%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 779,766 shares of the Issuer’s Class A Common Stock, 849,619 shares of the Issuer’s Class C Common Stock and 849,619 OP Units, on an as-converted, as-exchanged basis, held by GHC Class B LLC on the assumption that such shares of the Issuer’s Class C Common Stock have converted to shares of the Issuer’s Class A Common Stock at a ratio of 0.00017411 to one and that each such OP Unit has been exchanged for one share of the Issuer’s Class A Common Stock.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 162,452,298 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock held by GHC Class B LLC and exchange of all OP Units held by GHC Class B LLC.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Sing Investments LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
74,142(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
74,142(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,142(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 74,142 shares of the Issuer’s Class A Common Stock held by Sing Investments LLC.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,602,531 shares of Class A Common Stock outstanding.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Larts Investments LLC
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
74,142(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
74,142(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,142(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Represents 74,142 shares of the Issuer’s Class A Common Stock held by Larts Investments LLC.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 161,602,531 shares of Class A Common Stock outstanding.

CUSIP No. 37185X 106
1	NAMES OF REPORTING PERSONS Isaac Neuberger
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,715,826(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,715,826(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,715,826(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Represents (i) 172,384 shares of the Issuer’s Class A Common Stock (as defined in Item 1 below), 393,269 shares of the Issuer’s Class C Common Stock (as defined in Item 1 below) and 393,269 OP Units (as defined in Item 1 below), on an as-converted, as-exchanged basis, owned by Biret Operating LLC, of which Mr. Neuberger is the manager, (ii) 63,302 shares of the Issuer’s Class A Common Stock, 144,413 shares of the Issuer’s Class C Common Stock and 144,413 OP Units, on an as-converted, as-exchanged basis, owned by Grandview Investors LLC, of which Mr. Neuberger is the manager, (iii) 67,977 shares of the Issuer’s Class A Common Stock, 155,079 shares of the Issuer’s Class C Common Stock and 155,079 OP Units, on an as-converted, as-exchanged basis, owned by Max Moxi LLC, of which Mr. Neuberger is the manager, (iv) 139,218 shares of the Issuer’s Class A Common Stock, 317,604 shares of the Issuer’s Class C Common Stock and 317,604 OP Units, on an as-converted, as-exchanged basis, owned by GRFC Gazelle LLC, of which Mr. Neuberger is the manager, (v) 346,164 shares of the Issuer’s Class A Common Stock, 789,722 shares of the Issuer’s Class C Common Stock and 789,722 OP Units, on an as-converted, as-exchanged basis, owned by Gazelle Riverside LLC, of which Mr. Neuberger is the manager, (vi) 704,228 shares of the Issuer’s Class A Common Stock, 1,606,591 shares of the Issuer’s Class C Common Stock and 1,606,591 OP Units, on an as-converted, as-exchanged basis, owned by Gazelle Light LLC, of which Mr. Neuberger is the manager, (vii) 446,112 shares of the Issuer’s Class A Common Stock owned by Gazelle Herne Hill LLC, of which Mr. Neuberger is the manager, (viii) 3,108,181 shares of the Issuer’s Class A Common Stock owned by L Gen Associates, of which Mr. Neuberger is the manager, (ix) 2,486,517 shares of the Issuer’s Class A Common Stock owned by Gazelle Sing LLC, of which Mr. Neuberger is the manager, (x) 621,644 shares of the Issuer’s Class A Common Stock owned by Gazelle Costa Brazil LLC, of which Mr. Neuberger is the manager, (xi) 1,028,413 shares of the Issuer’s Class A Common Stock, 2,346,169 shares of the Issuer’s Class C Common Stock and 2,346,169 OP Units, on an as-converted, as-exchanged basis, owned by Dreyk LLC, of which Mr. Neuberger is the manager, (xii) 779,766 shares of the Issuer’s Class A Common Stock, 849,619 shares of the Issuer’s Class C Common Stock and 849,619 OP Units, on an as-converted, as-exchanged basis, owned by GHC Class B LLC, of which Mr. Neuberger is the manager, (xiii) 74,142 shares of the Issuer’s Class A Common Stock owned by Sing Investments LLC, of which Mr. Neuberger is the manager, and (xiv) 74,142 shares of the Issuer’s Class A Common Stock owned by Larts Investments LLC, of which Mr. Neuberger is the manager.

(2) Based upon information provided by the Issuer as of October 24, 2018, reflecting 107,760,950 shares of Class A Common Stock outstanding, giving effect to conversion of all shares of the Issuer’s Class C Common Stock and exchange of all OP Units held by Biret Operating LLC, Grandview Investors LLC, Max Moxi LLC, GRFC Gazelle LLC, Gazelle Riverside LLC, Gazelle Light LLC, Gazelle Herne Hill LLC, L Gen Associates, Gazelle Sing LLC, Gazelle Costa Brazil LLC, Dreyk LLC, GHC Class B LLC, Sing Investments LLC and Larts Investments LLC.

This Amendment No. 7 on Schedule 13D (this “Amendment”) amends the Schedule 13D dated July 31, 2018, filed on behalf of the Reporting Persons as set forth therein with respect to beneficial ownership of shares of Genesis Healthcare, Inc. (formerly known as Skilled Healthcare Group, Inc.), as amended to date (the “Schedule 13D”).  The purpose of the Amendment is to reflect certain changes in the holdings of the Reporting Persons and to disclose that this Amendment constitutes an exit filing for certain of the Reporting Persons (as described immediately below).

As a result of the termination of the Voting Agreement referred to in Item 6 of the Schedule 13D, on October 31, 2018 the Reporting Persons listed below in this paragraph may no longer be deemed by rule of the Securities and Exchange Commission to have shared voting power by virtue of the Voting Agreement with respect to the shares of the Issuer’s Class A Common Stock held by it and the other parties to the Voting Agreement or be deemed to be the beneficial owner of 5% or more of the issued and outstanding shares of the Issuer’s Class A Common Stock. Therefore this Amendment No. 7 constitutes an exit filing for the following Reporting Persons: HCCF, Inc., FC Profit, Mr. Hager, Hartman Trust, Midway Gen, Robert Hartman, Biret, Grandview, Max Moxi, GRFC Gazelle, Gazelle Riverside, Gazelle Light, Gazelle Herne Hill, L Gen, Gazelle Sing, Gazelle Costa Brazil, Dreyk, GHC Class B, Sing and Larts.

Notwithstanding the foregoing, certain Reporting Persons may continue to be deemed by rule of the Securities and Exchange Commission to be the beneficial owner of 5% or more of the issued and outstanding shares of the Issuer’s Class A Common Stock. Such Reporting Persons will be required to individually file one or more separate statements on Schedule 13G or Schedule 13D, as applicable, reporting their respective beneficial ownership of shares of the Issuer’s Class A Common Stock.  Therefore this Amendment constitutes the final amendment of this Schedule 13D of the Reporting Persons.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

(a)

Item 2(a) is hereby amended and supplemented to include each of the following as additional Instruction C Persons in this statement:  William Fish (“Mr. Fish”) as co-trustee of both The David Reis Subchapter S Trust (the “Reis Subchapter S Trust”) and The David Reis Family Trust No. 4 (the “Reis Family Trust”).

The second paragraph of Item 2(a) is hereby amended and restated in its entirety as follows:

As a result of the termination of the Voting Agreement described in Item 6, the Reporting Persons may no longer be deemed to constitute a “group” within meaning of Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The third sentence of the fourth paragraph of Item 2(a) is hereby amended as follows:

Mr. Whitman is an executive officer of HCCF, Inc., the managing member of HCCF XI and an executive officer of Formation, which ultimately controls FC Profit, and Mr. Whitman is the trustee of the Whitman Trust (as defined below); Mr. Fishman is the managing member of ZAC Properties; Mr. Reis is the managing member of Senior Care Development, the manager of Senior Care, and is a trustee of each of the Reis Subchapter S Trust and the Reis Family Trust; Robert Hartman is the manager of Midway Gen; and Mr. Neuberger is the manager of Biret, Grandview, Max Moxi, GRFC Gazelle, Gazelle Riverside, Gazelle Light, Gazelle Herne Hill, L Gen, Gazelle Sing, Gazelle Costa Brazil, Dreyk, GHC Class B, Sing and Larts.

(b)

Item 2(b) of the Schedule 13D is hereby amended and supplemented to include the following business address of Mr. Fish as an additional Instruction C Person:

Mr. Fish	Hinkley Allen 20 Church Street Hartford, Ct 06103

(c)

Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons and the Instruction C Persons are primarily involved in investment activities, and the address of each Reporting Person and Instruction C Person is set forth in (b) above.  Further, Mr. Fish is a partner at the Hinkley Allen law firm, 20 Church Street, Hartford, CT 06103.  In addition, Messrs. Hartman, Reis and Whitman are directors of the Issuer.  Mr. Hager is the Chief Executive Officer and a director of the Issuer.

(d)	and (e)

Items 2(d) and 2(e) of the Schedule 13D is hereby amended and supplemented as follows:

During the last five years, Mr. Fish, an additional Instruction C Person identified in Item 2(a) above of this Amendment, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

(f)

Item 2(f) of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Fish, an Instruction C Person identified in Item 2(a) above of this Amendment is a citizen of the United States.

Item 4.	Purpose of Transaction

The third paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Class A Common Stock or any securities exchangeable for or convertible into Class A Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may, subject to the terms and conditions of the Voting Agreement described in Item 6, directly or indirectly acquire additional shares of Class A Common Stock or associated rights or securities exchangeable for or convertible into shares of Class A Common Stock or dispose of any or all of its Class A Common Stock or its associated rights or securities exchangeable for or convertible into Class A Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(c) Except as described below, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Class A Common Stock in the past 60 days:

In connection with the estate planning activities of Mr. Whitman, on October 23, 2018 HCCF XI transferred 4,000,000 shares of the Issuer’s Class A Common Stock to Mr. Whitman and Mr. Whitman then transferred such shares of the Issuer’s Class A Common Stock to the Whitman 2018 Grantor Retained Annuity Trust (the “Whitman Trust”).

In connection with the estate planning activities of Mr. Reis (i) Senior Care distributed 1,801,371 shares of the Issuer’s Class A Common Stock to Mr. Reis on June 6, 2018, (ii) Senior Care distributed 218,289 shares of the Issuer’s Class A Common Stock to the Reis Subchapter S Trust on June 14, 2018, (iii) Senior Care distributed 101,493 shares of the Issuer’s Class A Common Stock to the Reis Family Trust on June 15, 2018, and (iv) Senior Care distributed 45,960 shares of the Issuer’s Class A Common Stock to Mr. Reis on August 18, 2018. Further, Senior Care distributed to its members (1) 49,115 shares of the Issuer’s Class A Common Stock on August 15, 2018, (2) 132,501 shares of the Issuer’s Class A Common stock on August 16, 2018, and (3) 76,401 shares of the Issuer’s Class A Common Stock on October 22, 2018.

In addition, the following table sets forth the trade date, number of shares and average sales price with respect to all transactions with respect to the Issuer’s Class A Common Stock effected directly or indirectly by Mr. Reis since the filing of Amendment No. 6 to the Schedule 13D on July 31, 2018.  All of such transactions were open market transactions effected by Mr. Reis, the Reis Subchapter S Trust or the Reis Family Trust.

Trade Date	Seller	No. of Shares	Average Sales Price Per Share *
8-8-2018	Mr. Reis	23,073	$1.6456
8-8-2018	Reis Family Trust	765	$1.6456
8-8-2018	Reis Subchapter S Trust	1,657	$1.6456
8-9-2018	Mr. Reis	68,698	$1.7052
8-9-2018	Reis Family Trust	2,277	$1.7052
8-9-2018	Reis Subchapter S Trust	4,934	$1.7052
8-10-2018	Mr. Reis	29,798	$1.6545
8-10-2018	Reis Family Trust	988	$1.6545
8-10-2018	Reis Subchapter S Trust	2,140	$1.6545
8-13-2018	Mr. Reis	11,032	$1.6324
8-13-2018	Reis Family Trust	366	$1.6324
8-13-2018	Reis Subchapter S Trust	792	$1.6324
8-14-2018	Mr. Reis	2,039	$1.6304
8-14-2018	Reis Family Trust	68	$1.6304
8-14-2018	Reis Subchapter S Trust	146	$1.6304
8-23-18	Mr. Reis	17,784	$1.6659
8-23-18	Reis Family Trust	590	$1.6659
8-23-18	Reis Subchapter S Trust	1,277	$1.6659
8-24-18	Mr. Reis	46,534	$1.7092
8-24-18	Reis Family Trust	1,543	$1.7092
8-24-18	Reis Subchapter S Trust	3,343	$1.7092
8-27-18	Mr. Reis	34,658	$1.735
8-27-18	Reis Family Trust	1,149	$1.735
8-27-18	Reis Subchapter S Trust	2,489	$1.735
8-28-18	Mr. Reis	23,320	$1.6953
8-28-18	Reis Family Trust	773	$1.6953
8-28-18	Reis Subchapter S Trust	1,675	$1.6953
8-29-18	Mr. Reis	21,770	$1.7245
8-29-18	Reis Family Trust	722	$1.7245
8-29-18	Reis Subchapter S Trust	1,563	$1.7245
8-30-18	Mr. Reis	18,933	$1.7648
8-30-18	Reis Family Trust	627	$1.7648
8-30-18	Reis Subchapter S Trust	1,360	$1.7648
8-31-18	Mr. Reis	21,589	$1.7809
8-31-18	Reis Family Trust	715	$1.7809
8-31-18	Reis Subchapter S Trust	1,551	$1.7809
9-4-18	Mr. Reis	21,630	$1.6919
9-4-18	Reis Family Trust	717	$1.6919
9-4-18	Reis Subchapter S Trust	1,553	$1.6919
9-5-18	Mr. Reis	814	$1.6368
9-5-18	Reis Family Trust	27	$1.6368
9-5-18	Reis Subchapter S Trust	59	$1.6368
10-10-18	Mr. Reis	3,169	$1.6322
10-10-18	Reis Family Trust	105	$1.6322
10-10-18	Reis Subchapter S Trust	228	$1.6322
10-29-18	Mr. Reis	6,711	$1.6384
10-29-18	Reis Family Trust	222	$1.6384
10-29-18	Reis Subchapter S Trust	482	$1.6384
* Average Sales Price Per Share is reported as a weighted average price; such shares of the Issuer’s Class A Common Stock were sold and purchased in multiple open market transactions.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Class A Common Stock.

(e)    Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The section of Item 6 of the Schedule 13D entitled “Voting Agreement” is hereby amended and restated as follows:

Voting Agreement

On October 31, 2018, the Fifth Amended and Restated Voting Agreement, dated as of July 31, 2018 executed by each of the stockholders party thereto (the “Voting Agreement”) terminated in accordance with its terms.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

HCCF MANAGEMENT GROUP XI, LLC

By:	/s/Arnold Whitman
	Name:	Arnold Whitman
	Title:	Sole Member

HCCF MANAGEMENT GROUP, INC.

By:	/s/ Arnold Whitman
	Name:	Arnold Whitman
	Title:	President

/s/Arnold Whitman
Arnold Whitman

FC PROFIT SHARING, LLC

By:	Formation Capital, LLC, its sole member

By:	/s/ Arnold Whitman
	Name:	Arnold Whitman
	Title:	Chairman

ZAC PROPERTIES XI, LLC

By:	/s/ Steven Fishman
	Name:	Steven Fishman
	Title:	Managing Member

/s/ Steven Fishman
Steven Fishman

BIRET OPERATING LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

GRANDVIEW INVESTORS LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

MAX MOXI LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

GRFC GAZELLE LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

GAZELLE RIVERSIDE LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

GAZELLE LIGHT LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

GAZELLE HERNE HILL LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

L GEN ASSOCIATES

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

GAZELLE SING LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

GAZELLE COSTA BRAZIL LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

DREYK LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

GHC CLASS B LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

SING INVESTMENTS LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

LARTS INVESTMENTS LLC

By:	/s/Isaac Neuberger
	Name:	Isaac Neuberger
	Title:	Manager

/s/Isaac Neuberger
Isaac Neuberger

/s/ George Hager
George Hager

SENIOR CARE GENESIS, LLC

By: Senior Care Development, LLC, its manager

By:	/s/ David Reis
	Name:	David Reis
	Title:	Managing Member

/s/ David Reis
David Reis

MIDWAY GEN CAPITAL, LLC

By:	/s/ Robert Hartman
	Name:	Robert Hartman
	Title:	Manager

/s/ Robert Hartman
Robert Hartman

ROBERT AND DEBRA F. HARTMAN FAMILY TRUST

By:	/s/ Debra F. Hartman
	Name:	Debra F. Hartman
	Title:	Trustee